Exhibit 99.1

Westport Reports Second Quarter Fiscal 2011 Financial Results

~ Second Quarter Revenues Increase 54.8% Year Over Year ~

VANCOUVER, Nov. 3 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today reported financial results for the second quarter of fiscal 2011 ended September 30, 2010 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

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    Second Quarter Financial and Business Highlights

    -   Reported consolidated revenues of $44.9 million for the quarter ended
        September 30, 2010 compared to $29.0 million for the same period last year, an increase of 54.8%.

    -   Reported consolidated revenues of $70.4 million for the six months ended September 30, 2010 compared to $50.8 million for the same period last year, an increase of 38.6%.

    -   Reported net loss of $6.3 million ($0.16 loss per share) for the quarter ended September 30, 2010 compared to a net loss of
        $8.2 million ($0.25 loss per share) for the same period last year.

    -   Reported net loss of $14.3 million ($0.36 loss per share) for the six months ended September 30, 2010 compared to a net loss of
        $16.1 million ($0.50 loss per share) for the same period last year.

    -   Reported cash and short term investments balance as at September 30,
        2010 of $80.3 million compared to $98.3 million as at June 30 2010.

    -   Completed the formation of the Weichai Westport joint venture and as a result, recognized $0.5 million in income for the second quarter ended September 30, 2010.

    -   Acquired OMVL of Italy for (euro)19 million (or approximately
        $25.7 million) to expand Westport's global product portfolio by adding high-volume automotive components and systems.

    -   Westport GX 2010 15L engine has been certified by the U.S.
        Environmental Protection Agency (EPA) and California Air Resources
        Board (CARB) to 2010 emissions compliance; and by the Australia's
        Department of Infrastructure, Transport, Regional Development and
        Local Government to Australian Design Rules (ADR) 80/03 compliance.

    -   Signed a new agreement with Volvo Powertrain (VPT), a subsidiary of
        Volvo AB, defining Westport's responsibility to develop a range of biogas and natural gas-fuelled engine products for Volvo which contributed $4.1 million in revenues in the quarter.
    >>

"In this quarter, we concluded our acquisition of OMVL, formalized our joint venture with Weichai and signed a transformative development agreement with Volvo," said David Demers, CEO of Westport Innovations. "As a result of these new joint ventures, acquisitions and strategic alliances, we now have five different revenue producing lines of business."

"Juniper Engines is catching their stride with new customers in the passenger vehicle market and sustained development and sales with new and existing industrial customers. The integration of the OMVL acquisition is almost complete with great prospects in North America where commercial fleets have publicly disclosed their intent to shift engine technology to CNG and LPG (propane). CWI continues to deliver strong financial results with 42% gross margin and an improved profitability profile during the quarter. Our heavy-duty business is seeing traction in North American fleets in what we believe is the beginning to a sizeable market shift to natural gas as a result of our efforts to increase market penetration."

"We are on track to deliver on our goal of a 30% CAGR and through a confluence of factors, the market and industry are approaching a tipping point in favor of natural gas as a mainstream fuel. We believe the transportation market is shifting towards natural gas overall and we need to maintain our leadership position in setting the technology standard for alternative fuel engines. While we have successfully invested in development programs and joint ventures that have proven their value creation, such as CWI and Weichai, there are new and exciting opportunities with OEMs expressing interest in our technology for applications in adjacent and existing target markets. Potential partnerships and strategic alliances with OEMs may require the financial support in either initial phases of development or entire programs altogether. We expect to grow our business, to maintain our leadership position in key markets and to set the technology standard in alternative fuel engines through a list of new and existing OEM relationships in light-, medium-, and heavy-duty applications. We look forward to keeping the public updated regarding our progress."

Second Quarter Fiscal Year 2011 Financial Results

Our consolidated revenues for the three months ended September 30, 2010 were $44.9 million, an increase of $15.9 million, or 54.8%, from $29.0 million for the three months ended September 30, 2009. The increase relates to Cummins Westport (CWI) product revenue increasing $3.7 million from the delivery of more ISL G engines; Juniper revenue of $8.4 million as we began consolidating Juniper and OMVL from July 2, 2010; and $4.1 million in service revenue relating to our engine development agreement with VPT, partially offset by a $0.3 million decrease in CWI parts revenue.

CWI product revenue for the three months ended September 30, 2010 increased from $21.2 million to $24.8 million as a result of higher shipments of the ISL G engines, from 1,039 units in the second quarter of fiscal 2010 to 1,096 units in the current quarter. CWI parts revenue for the second fiscal quarter of 2011 declined from $6.4 million to $6.1 million primarily due to a one time revenue adjustment in the comparative quarter. Westport HD product revenue for the three months ended September 30, 2010 increased to $1.0 million with 19 HD Systems delivered compared to $0.8 million with 14 HD Systems delivered in the prior year period. This increase was offset by lower Westport HD parts revenue, which decreased from $0.7 million to $0.5 million for the quarter ended September 30, 2010 due primarily to lower shipments of cryogenic tanks of BTIC Westport Inc. (BWI) to domestic customers in China.

During the three month period ended September 30, 2010, our service revenue was $4.1 million as a result of our engine development agreement with VPT. We achieved a milestone under the agreement for completion of certain proof of concept work, and as a result, we recorded revenue on achievement of this milestone. All costs associated with VPT engine development were recorded as research and development expenses in the consolidated statement of operations.

For the three months ended September 30, 2010, gross margin increased to $17.8 million, or 40% of total revenue, compared to $7.3 million, or 25% of total revenue, in the prior year period. We recorded gross margin of $4.1 million on service revenue associated with the engine development agreement with VPT as a result of achieving a milestone during the period. CWI gross margin and gross margin percentage for the second fiscal quarter of 2011 increased to $12.9 million and 42%, respectively, from $6.9 million and 25%, respectively, in the prior year period. This improvement in gross margin percentage was due to improved product quality and sales mix including higher margin products. Westport HD product margin was negative $1.4 million as a result of a campaign expense of $1.2 million as well as certain materials variances on engine shipments. This compares to a breakeven HD product gross margin in the comparative quarter. Juniper recorded a gross margin and gross margin percentage of $2.1 million and 26%, respectively. Juniper's gross margin fluctuates based on the type, nature and mix of components or kits sold during the period.

For the three months ended September 30, 2010, operating expense (research and development, general and administrative and sales and marketing) were $16.7 million compared to $12.4 million in the prior year period. This increase was driven by the consolidation of our Juniper acquisition, which added $2.0 million in operating expenses, and increases in product development, customer support and market development activity.

Our 35% interest in Weichai Westport Inc. (WWI) and our previous 49% interest in Juniper (prior to July 2, 2010) are accounted for on an equity method basis. For the three months ended September 30, 2010 we recorded $0.5 million income from our interest in WWI. For the three months ended September 30, 2009, we recorded losses of $0.3 relating to our investment in Juniper.

Our consolidated net loss for the three months ended September 30, 2010 was $6.3 million, or a loss of $0.16 per share, compared to net loss of $8.2 million, or a loss of $0.25 per share, in the three months ended September 30, 2009. The decrease in net loss relates to an increase in the 50% share of CWI net income of $1.7 million; recognition of $4.1 million in service revenue from VPT, net of related research and development costs of $1.3 million; offset by higher Westport HD and corporate sales and marketing expenses of $0.9 million, campaign accruals of $1.2 million, and the negative impact from foreign exchange rates of $0.5 million.

As at September 30, 2010, our cash, cash equivalents and short-term investment position was $80.3 million compared to $98.3 million as at June 30 2010. For the three months ended September 30, 2010, cash used in operations was $2.7 million with $1.7 million used for operating purposes and $1.0 million used in working capital, including $2.5 million associated with the timing of settlement of accounts payable. Cash used in investing activities included cash paid for the acquisitions of OMVL and the remaining 51% of Juniper of $13.0 million; our investment in WWI of $4.3 million; and net advances from CWI to Cummins of $2.2 million. We also purchased property and equipment of $0.6 million during the quarter. Cash flows from financing included the issuance of shares in relation to the exercise of stock options resulting in $1.7 million in cash. Foreign exchange on Canadian dollar and Euro denominated cash balances negatively impacted cash and cash equivalents by approximately $2.6 million.

Juniper Engines Inc. Business Unit Highlights

Juniper is Westport's light-duty business unit targeting the high volume light-duty vehicle and engine segment globally. Until July 2010, Juniper was a 49:51 joint venture between Westport and OMVL of Italy, focusing on the industrial forklift market with products based on Hyundai Motor Company's 2.4L and 2.0L industrial engine platforms, as well as OMVL's liquefied petroleum gas (LPG) multipoint injection technology. In July 2010, Westport acquired OMVL, making Juniper a wholly owned subsidiary. This accretive acquisition is expected to significantly expand Westport's global product portfolio by adding high-volume automotive components and systems. OMVL integration is proceeding as planned.

In the second quarter of fiscal 2011, Juniper continued to ramp up deliveries to its OEM launch partner, Clark Material Handling Co. Clark is now delivering Juniper-powered forklifts to end customers in North America and other global markets. Field trial engines in an oilfield application in Alberta and Saskatchewan are progressing well heading into the winter portion of the test.

Juniper received certification by the U.S. EPA and CARB to 2010 emissions compliance for the 2.4L compressed natural gas (CNG) engine. This follows equivalent certifications for the LPG version of the 2.4L product and opens up new CNG sales opportunities for industrial applications in the U.S. including California.

Juniper plans to pursue significant growth opportunities in the automotive segment through new global OEM relationships and continued strong aftermarket sales. Juniper is leveraging OMVL's capabilities and assembly facilities in Italy and Argentina that today supply Europe, Asia and the Americas. Strategic investments in new markets and OEM-class products and capabilities will allow Juniper to compete for leadership in the light-duty alternative fuels market. To learn more about Juniper Engines, visit www.juniperengines.com.

Cummins Westport Inc. (CWI) Business Unit Highlights

CWI, a 50:50 global joint venture between Westport and Cummins Inc., is focused on the development, marketing and sale of mid-range, spark-ignited (SI) natural gas or LPG engines for transit bus, shuttle and urban specialty vehicles such as refuse trucks. CWI revenues increased by 12% to $30.9 million for the three months ended September 30, 2010 from $27.6 million in the prior year. CWI's net contribution was $5.3 million, after taxes, compared to $1.9 million in the prior year, an increase of $3.4 million or 175%.

During the second quarter of fiscal 2011, CWI saw strong growth in the North American refuse truck and school bus markets. The refuse truck has been a consistent source of growth for CWI in 2010, aided by federal funding programs like the U.S. Department of Energy (DOE) Clean Cities Program, attractive operating costs, and good product performance. The increase in school bus market shipments has been driven by the availability of Proposition 1B funding for school buses in Southern California.

In August 2010, the New York Metropolitan Transportation Authority (MTA) awarded New Flyer the purchase of up to 475 CNG-powered buses. The order includes firm orders for 135 buses and up to 340 additional options. Two pilot buses will be delivered to the MTA in the second quarter of 2011, with the balance of the base order delivered in the fourth quarter of 2011 and early 2012. CWI expects that New Flyer will select CWI's SI natural gas engines to power up these transit buses.

The North American market growth was offset by lower sales volume in Latin America and Europe due to the timing of large orders. CWI began shipping engines for a moderately sized bus order from Beijing Public Transit during the quarter. In the second quarter of fiscal 2011, revenue from kit shipments to Cummins India Ltd was $0.5 million and natural gas engine margin was $0.6 million as the Delhi transit bus project nears completion. To learn more about Cummins Westport, visit www.cumminswestport.com.

Westport Heavy Duty (Westport HD) Business Unit Highlights

Westport HD shipped 19 systems during the quarter ended September 30, 2010, compared to 14 systems in the same quarter last year. Total product and parts revenues for the heavy-duty business unit for the three months ended September 30, 2010 remained stable at $1.5 million.

18 of the HD Systems shipped during the quarter are destined for Enviro Express, a waste hauler based in Bridgeport, Connecticut. Enviro Express is a recipient of the U.S. DOE Clean Cities Program funding announced in September 2009. Enviro Express will soon be commissioning the first liquefied natural gas (LNG) truck refuelling station in Connecticut.

On October 28, 2010, Westport announced that Robert Transport of Boucherville, Quebec had issued a purchase order for 180 Peterbilt liquefied natural gas (LNG) trucks featuring Westport HD Systems. Robert Transport is one of Canada's largest for-hire trucking companies with an estimated 1,100 tractors and 2,300 employees. The new trucks, powered by Westport HD, will be used on line haul routes between Montréal and Québec City, and Montréal to Toronto. Fueling the Robert Transport fleet is Gaz Métro Transport Solutions, a wholly-owned subsidiary of Gaz Métro, the main distributor of natural gas in Quebec, who plans to install three LNG refuelling sites along the Ontario -Quebec 401/ Highway 20 Corridor between the greater Quebec City area and the greater Toronto area. Helping drive innovation and improve carbon footprints in Quebec, the government announced that that the depreciation rate applicable to commercial trucks or tractors was increased from 40% to 60% for any new equipment acquired after March 31, 2010. Furthermore, an additional 85% cut for amortization reduction is granted if the truck or tractor runs on LNG. Thus, the Quebec government has put in place key elements to foster a supportive and progressive environment to develop a greener future in the field of transportation.

During the quarter, four of six LNG refuelling stations were commissioned in Tasmania, Australia, launching 19 Australian Kenworth trucks powered by Westport HD GX engines into service. These trucks are primarily used for logging operations, with one truck used for hauling an LNG tanker to fill the stations.

The last quarter has been a very full and engaging time with Volvo. Development of the high pressure direct injection (HPDI) engine for the selected engine platform is well underway and key gates have been successfully passed in the development process. Westport has been reimbursed by Volvo for its development costs to date and the program continues on schedule and within the agreed budgets. Overall, the Westport relationship with Volvo is developing well and there are numerous opportunities for an expanding partnership.

The Weichai Westport Inc. joint venture (JV) continues to experience strong growth in its SI natural gas engine business. Integration of Westport staff into the JV has taken place and Westport is working with the JV engineers to adapt the HPDI fuel system to the selected Weichai diesel platform. The first Board meeting was held in Beijing on October 15th and was attended by Mr. Xuguang Tan, Chairman and CEO of Weichai Power. The relationship with Weichai continues to build and there are numerous opportunities for an expanding partnership into new target markets.

Live Conference Call & Webcast

Westport has scheduled a conference call for today, Wednesday, November 3, 2010 at 2:00 pm Pacific Time (5:00 pm Eastern Time) to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at www.westport.com/investor.

Replay Conference Call & Webcast

To access the conference call replay after the call, please dial 1-800-319-6413 (Canada & USA toll-free) or 604-638-9010 using the pass code 1847. The replay will be available until November 17, 2010; however, the webcast will be archived on the Company's website. Replays will be available in streaming audio shortly after the conclusion of the conference call.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), with a joint venture agreement with Weichai Power Co. and a development and commercialization agreement with Volvo Powertrain, is focused on LNG fuel systems for heavy-duty trucks (Westport HD Systems) and the platform for licensing Westport HD Systems. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information: Darren Seed, Vice President, Investor Relations & Communications, Westport Innovations Inc., Phone: 604-718-2046, Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 16:05e 03-NOV-10